Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
Johannesburg, Friday, 15 August 2025. In accordance with paragraph 3.59(a) of the JSE Limited Listings Requirements, the Company hereby advises that Mr Frans Lombard has been appointed to the Board of Directors of Harmony as an independent non-executive director with effect from 14 August 2025.
“Frans’ extensive experience across the metals, mining, engineering, and construction industries, coupled with his understanding of governance, audit, and regulatory environments, will further strengthen the Board’s oversight capability and support the Company’s commitment to delivering sustainable value for shareholders and benefits to all stakeholders. We are pleased to welcome Frans to the Board of Harmony”, said Dr Patrice Motsepe, chairman of Harmony.

Ends.
For more details, contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
15 August 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited